Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

November 23, 2015

Colleague Q&A – Pfizer and Allergan

1.	What is the strategic rationale for the transaction?

This transaction is about two companies coming together to create a more competitive biopharmaceutical leader with two best-in-class businesses that will be positioned to:

•	make more medicines and therapies available to more people around the world,

•	bring together greater resources to invest in R&D, manufacturing and business development to build greater depth in our key categories, and

•	deliver value to shareholders and support a large base of highly skilled workers in the United States, Ireland and around the world.

The transaction is aligned with Pfizer’s existing strategy. It aligns with Pfizer’s commercial structure and will fit within its existing Innovative and Established businesses. Specifically, it complements and enhances Pfizer’s Innovative businesses and is expected to maximize growth opportunities and drive greater sustainability for these businesses over the long term. It also is expected to enhance the Established business and will expand Pfizer’s R&D pipeline.

2.	Does this transaction impact the timing of the decision of a potential split of Pfizer’s businesses? Are there regulatory requirements specifically governing the timing of the execution of a potential split?

Given the acute focus we will have on successfully integrating our two companies following the close, we expect to be in a position to make a decision regarding a potential split by the end of 2018. We will firm up the timing as we work through the integration process.

3.	What are the criteria for executing a potential split?

There are four criteria:

1.	Both businesses must be performing well.

2.	If the businesses are performing well, both businesses would continue to perform well if each were independent.

3.	The sum-of-the-parts valuation must significantly exceed Pfizer’s valuation.

4.	There must be the ability to unlock trapped value in a tax-efficient way.

4.	What will the combined company be named?

Under the terms of the transaction, the businesses of Pfizer and Allergan will be combined under the existing Allergan entity, which will be renamed “Pfizer plc.”

Under Irish law, the new name must be approved by Allergan shareholders, who will vote on the change at the Allergan special meeting when they vote on whether to approve the transaction.

If shareholders do not approve the name change, the combined company will still do business under the Pfizer name and will seek shareholder approval for the name change following the closing.

5.	Who will be the company’s leaders?

Ian Read, Pfizer’s Chairman and CEO, will serve as Chairman and CEO of the combined company. Brent Saunders, Allergan’s CEO and President, will serve as President and Chief Operating Officer of the combined company.

Once the transaction is closed, Brent, as Chief Operating Officer, will be responsible for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing, and strategy functions. Albert Bourla, Geno Germano, Tony Maddaluna, Laurie Olson and John Young will report to Brent and will continue to be members of the Executive Leadership Team.

6.	What does it mean when the transaction is referred to as an “inversion”?

The transaction may be referred to as an inversion because the combination of Pfizer, which is incorporated in Delaware, and Allergan, which is organized under the laws of Ireland, will result in a parent company organized under the laws of Ireland rather than Delaware.

7.	Will Pfizer still pay taxes in the United States? What is the impact of inversion?

Pfizer will continue to be subject to U.S. tax on income earned in the United States. All companies must pay taxes on their U.S. income, regardless of where they are incorporated.

8.	What is the anticipated timeline for regulatory approvals and closing?

The transaction is expected to close in the second half of 2016. The transaction is subject to customary closing conditions, including regulatory approvals in several jurisdictions, and approval by Pfizer’s and Allergan’s shareholders. Another condition to closing is Allergan’s pending divestiture of its generics business to Teva, which Allergan expects to complete in the first quarter of 2016.

9.	What are the conditions to close?

Closing will be subject to customary closing conditions, including approval of the transaction by Pfizer stockholders and Allergan shareholders. Regulatory clearance will be required in certain jurisdictions, including the United States, the European Union, and others. Another condition to closing is Allergan’s pending divestiture of its generics business to Teva, which Allergan expects to complete in the first quarter of 2016.

10.	What would the combined company look like?

The leadership of the combined company will include leaders from each company, creating a deep and broad bench of industry talent. The transaction will preserve the key strengths and unique skills of colleagues at each company to create a highly competitive industry player with a leading product portfolio, poised for growth with a strong capital structure. The company also will combine the complementary cultures of OWNIT! and Bold (Allergan’s culture), which encourages colleagues to seize accountability and take calculated risks.

11.	Allergan’s innovative portfolio seems to include therapeutic areas that Pfizer has deprioritized or exited. Why would we exit these areas, only to buy the capabilities?

Pfizer exited these areas because it didn’t have critical mass, the competitive pipeline and products, or the proper infrastructure to be competitive in these areas. Allergan has prime assets in desirable therapeutic areas with a highly competitive advantage.

12.	Will the Allergan divestiture of its generics business be completed by close?

Allergan has stated publicly that the divestiture of its generics business to Teva is currently expected to be completed in the first quarter of 2016. The completion of Allergan’s pending divestiture of its generics business to Teva is a condition to closing.

13.	Where will Pfizer’s headquarters be located?

After completion of the transaction with Allergan, Pfizer’s global operational headquarters will be in New York and the combined company is expected to maintain Allergan’s Irish legal domicile. Pfizer and Allergan both have significant operations in the United States, Ireland and elsewhere around the world.

14.	Where are Pfizer and Allergan’s colleagues currently based?

Pfizer currently has 98,734 employees worldwide (about 30,000 in the United States), and Allergan (excluding colleagues intended to be part of the Teva divestiture) has 15,858 employees worldwide (about 10,000 in the United States).

15.	How will this transaction impact the number of colleagues in Pfizer?

It is too early to determine how this transaction will impact Pfizer colleagues. We will continue to communicate anticipated changes as appropriate while we plan for integration. We are committed to treating all employees fairly and respectfully, and to keeping them informed about the transaction and integration plans as they evolve.

16.	How does Allergan add to the Innovative businesses?

The combination with Allergan builds a ‘Growth Pharma’ organization that complements our leadership expertise in oncology, vaccines, cardiovascular metabolic, rare disease, inflammation and immunology, and neuroscience. It will add new expertise from Allergan with very strong franchises in aesthetics and dermatology, eye care, and gastroenterology. The combination will enable us to make more medicines and more therapies available to more people around the world. The combined company will have more than 100 programs in mid- to late-stage development, most in therapeutic areas where we currently focus. Allergan expands on our R&D capabilities through its Open Science approach, which, when paired with our own expertise, innovative collaborations and world-class drug development platforms, enhances our competitiveness.

17.	In what part of Pfizer’s business will Allergan’s eye care and aesthetics and dermatology businesses be managed?

They will be managed in the Innovative businesses. More specifics will be determined in the integration process.

18.	Why are the marketed neuroscience products aligned to the Established business, when the Innovative businesses are trying to build a presence in the space?

Namenda is aligned to the Established business because of its stage in its life cycle. The portfolio of neuro-psychiatric treatments will be aligned to GIP, and the pipeline projects will be managed as part of WRD.

19.	Will Pfizer continue to pursue business development in areas where Allergan does not add significantly?

Pfizer will continue to pursue opportunities that increase shareholder value.

20.	What will be the impact on the Established business?

The addition of Allergan’s Women’s Health and Anti-Infectives portfolio will add depth to Pfizer’s Established business. The combination of Pfizer and Allergan will significantly increase the scale of Pfizer’s Established business, and their complementary capabilities will maximize the combined established portfolio. In addition, Allergan brings topical formulation, manufacturing and its Anda distribution capabilities to the combined company.

21.	What will be the impact on WRD?

While it is too early to know specifics, we remain committed to our six existing therapeutic areas. We believe the complementary nature of Allergan’s portfolio and expertise will facilitate an efficient integration of Allergan R&D with WRD while limiting the potential disruption and impact to both organizations. We also anticipate an efficient integration of the commercial medical development groups.

22.	Will our discovery and early research capabilities still be a focus?

We continue to place tremendous value on having robust discovery and early research capabilities. Our programs and pipeline will continue to take advantage of collaboration-driven models and high-value business development. An “open science” model is fully compatible with our efforts to build and sustain industry-leading drug discovery research. The early discovery research in our laboratories helps us identify and develop highly differentiated assets, including two of our leading growth products, Prevnar/Prevenar 13 and Ibrance. A key to our success has been in sourcing the best assets, capabilities and talent from within our walls, while creatively tapping into the rich external environment. Allergan has had success with its own open science model, which will further enable us to build and leverage deep relationships across the entire innovation ecosystem.

23.	What parts of Allergan’s pipeline are complementary to Pfizer’s? Where are there overlaps?

Allergan is a logical and attractive fit for Pfizer, with complementary expertise and assets that enhance some of our critical growth areas, including Neuroscience and Gastrointestinal

Inflammation. The transaction with Allergan also provides us an opportunity to enter new markets and therapeutic areas through its leadership position in Ophthalmology/Eye Care and Aesthetics and Dermatology. Beyond the benefits this deal offers for our innovative businesses, Allergan has a complementary portfolio that can enhance our established products business in areas such as Women’s Health and Anti-Infectives. With a larger innovative portfolio of marketed products and growing revenue streams, the combined company will be well positioned to support a substantial ongoing R&D commitment.

24.	One of our goals over the past few years has been to streamline our therapeutic areas by following the most promising science. What effect does this acquisition have on that strategy? Do we anticipate exiting any of our existing research areas?

While it is too early to know specifics, we remain committed to our six existing therapeutic areas. Pfizer continually evolves its R&D strategy to ensure that we are best positioned to deliver breakthrough therapies that meet patient needs while driving a return on investment. We believe that the addition of both Aesthetics and Dermatology and Ophthalmology/Eye Care are in line with this strategy. Both of these areas are high-growth markets with great unmet need and promising science.

25.	Will Allergan R&D be integrated into WRD and commercial medical development lines?

While it is too early to know specifics, we believe the complementary nature of Allergan’s portfolio and expertise will facilitate an efficient integration of Allergan R&D with WRD while limiting the potential disruption and impact to both organizations. We also anticipate an efficient integration of the commercial medical development groups.

26.	Will there be an impact on Pfizer’s or Allergan’s manufacturing sites or facilities?

It is too early to determine which, if any, sites or facilities will be affected. As we go through the integration planning process post-signing, we will analyze the needs of our business to ensure we are best positioned to serve patients and customers while maintaining a competitive cost structure.

27.	How does this transaction affect current partner/supplier agreements?

It is too early to determine if there will be any changes to agreements. Until further notice, all agreements will remain intact.

28.	Will Pfizer or Allergan colleagues need to relocate?

It is too early to determine the impact on individual office locations. At the appropriate time during the integration planning, decisions will be made regarding the location of specific business areas. However, we will continue to support relocation opportunities based on the needs of the business.

29.	Will there be downsizing of both Pfizer and Allergan colleagues?

We understand the desire to know more about how the combination with Allergan will impact colleagues in both companies. Retaining key, critical talent and subject matter experts from both companies is important to help ensure we are best positioned to serve our customer and patient needs, while achieving a competitive cost structure. We are committed to treating all employees fairly and respectfully, and to keeping them informed about the transaction and potential resulting changes as quickly as possible.

30.	Will this transaction with Allergan affect my Pfizer compensation and benefits?

Pfizer currently intends to maintain its existing compensation and benefits plans. For colleagues who joined from Hospira, we will continue with the commitment to maintain the Hospira compensation and benefits in the aggregate for at least a two-year period following the close of the Hospira transaction. As is always the case, Pfizer reserves the right to amend or terminate its benefit plans.

31.	Will this transaction affect my 2015 GPP or HIP bonus?

No. As this transaction will not close in 2015, your 2015 bonus will be determined consistent with Pfizer’s terms and plans currently in place for GPP or HIP.

32.	Will Pfizer fill job vacancies or place backfills on hold?

We currently do not anticipate a freeze on job postings. Consistent with Pfizer’s policy, we will continue to post opportunities that are important to the business over the next several months and consistent with our posting policies. If this changes, we will communicate accordingly.

33.	What happens to my stock in the Pfizer’s Savings plans and deferred compensation plans?

If you are a participant with investments in the Pfizer common stock fund under the Savings Plan at closing, the Pfizer Inc. shares will be exchanged for Pfizer plc shares, as adjusted pursuant to the terms of the merger agreement and subject to the cash and stock election generally available to all shareholders under the merger agreement. Pfizer preferred shares held by L-Pharmacia participants will be converted to Pfizer plc common stock, as adjusted pursuant to the terms of the merger agreement and subject to the cash and stock election generally available to all shareholders under the merger agreement.

Accounts under the Pfizer deferred compensation plans that are “notionally” invested in Pfizer shares will be adjusted pursuant to the terms of the merger agreement so that after the closing such accounts are “notionally” invested in Pfizer plc common stock.

34.	Is there any impact to my outstanding equity awards under the Pfizer stock plan?

In short, there are no changes other than the conversion of such awards from Pfizer Inc. common stock to awards of Pfizer plc common stock, as adjusted pursuant to the merger agreement upon the closing. Following the closing, all awards will continue to be outstanding pursuant to and subject to the terms and conditions of the original grant.

35.	What is expected of colleagues between now and the expected closing? How will we know what is happening over the next few months?

Colleagues should continue to stay focused on our priorities, deliver on our commitments, and remain dedicated to meeting the needs of the patients we serve. The “Allergan Update” page on PfizerWorld will be updated with information as it becomes available.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

November 23, 2015

HR Colleagues,

These are exciting times at Pfizer! This morning’s announcement that we will combine with Allergan underscores our commitment to become the premier biopharmaceutical company. I believe the combination will make us even better able to deliver on Pfizer’s four imperatives. Take time to read the announcements and the materials on PfizerWorld so that you understand why this decision was made. As you know, the “how” will come in the planning phase which will involve many of you.

I know that the announcement potentially means more change and until the transaction is complete, the planning creates some uncertainty for us all. I certainly appreciate how some of you might be feeling today. The work we have done at Pfizer to create a change agile culture will only help our colleagues around the globe.

For now, we remain two companies and we need to operate as such until the transaction is complete. Do not contact anyone at Allergan or respond to inquiries from Allergan until you hear otherwise. Similar to the way we planned for the integration with Hospira, we will start a Steering Committee as well as other activities. For example, I have had the opportunity to meet and work with Karen Ling, Head of Allergan HR. She’s very knowledgeable, easy to work with and we have already formed a strong relationship. As I said in the Town Hall, and when it is permissible to do so, I encourage you to reach out to your counterparts and connect with them.

I know you have a lot of questions, and you’ll have an opportunity to ask them next week at the Global HR Town Hall on December 1 and 2. I need you to remain focused on completing our objectives for the year and look forward to the tremendous opportunities we will have in 2016 to achieve our HR vision—create a great place to work, learn and grow.

Finally, to our colleagues who celebrate Thanksgiving this week, I hope you have a happy one.

See you next week,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements of-ten use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such for-ward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent re-ports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.